UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: January 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales at 40,944 in December 2016; growth of 2%

Key Highlights:

  Passenger vehicle segment grew by 35%, due to continued positive response for the Tata Tiago
  Exports continued to grow at 12% in December 2016, on account of strong demand for Tata Motors' commercial vehicles.
  Bus segment witnessed a growth of 59%, over last year, driven particularly by Government/STU, Intercity, Staff application segments.
  In M&HCVs, Construction vehicles grew by 22% Y-O-Y

Mumbai, January 02, 2017: Tata Motors passenger and commercial vehicle total sales (including exports) in December 2016 were at 40,944 vehicles, 2% growth over 39,973 vehicles sold in December 2015. The company's domestic sales of Tata commercial and passenger vehicles for December 2016 was at 35,825 nos., a growth of 1%, over December 2015. Cumulative sales (including exports) of the company for the fiscal was at 391,493 nos., higher by 7% over 364,939 vehicles, sold last year.

Domestic Passenger Vehicles

In December 2016, Tata Motors passenger vehicles, in the domestic market, recorded sales at 10,827 nos., with a growth of 35%, over December 2015. The passenger car sales continued its growth momentum at 40%, due to strong demand for the Tata Tiago, with sales showing an increasing trend.

Cumulative sales growth of all passenger vehicles in the domestic market, this fiscal, were 112,539 nos., a growth of 17%, compared to 95,979 nos., in last fiscal.

Domestic Commercial Vehicles

The overall commercial vehicles sales in December 2016, in the domestic market were at 24,998 nos., lower by 9% over December 2015. Market continues to remain under p ressure due to the impact of demonetization, which was felt across segments, particularly in the long haul cargo segment.

However, the construct segment continued to grow strongly by 22% due to increase in road construction as contractors have started on ground execution of projects, the coal & iron ore mining segment is also gaining momentum. Bus sales grew by 59%, over last year. Cumulative sales of commercial vehicles in the domestic market for the fiscal were at 230,407 nos. higher by 1% over last year.

Exports

The company's sales from exports was at 5,119 nos. in December 2016, a growth of 12% compared to 4,557 vehicles sold in December 2015. The cumulative sales from exports for the fiscal was at 48,547 nos., higher by 19%, over 40,900 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.